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                            FBL FINANCIAL GROUP, INC.
                EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIOS
                       RATIO OF EARNINGS TO FIXED CHARGES

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                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------------------------------
                                                 2003           2002           2001            2000            1999
                                            ------------   ------------   -------------   -------------   ----------
                                                                      (DOLLARS IN THOUSANDS)
Earnings

   Pre-tax from continuing operations....   $    100,490   $     74,652   $      59,114   $      58,916   $   82,375
   Add: Minority interest................             16            200             113            (120)          35
   Less: Income from equity investees....         (8,937)          (329)           (391)        (18,762)      (6,111)
   Add: Distributed income from equity
     investees..........................           1,037            558           2,341           3,509        3,759
                                            ------------   ------------   -------------   -------------   ----------
                                                  92,606         75,081          61,177          43,543       80,058

   Fixed charges.........................        232,115        200,906         154,173         115,111      114,055
   Less: Capitalized bonus interest......        (19,763)       (19,079)         (5,241)              -            -
   Less: Tax gross up on preferred stock.           (730)             -               -               -            -
   Add: Amortization of capitalized

     interest............................          4,040          1,048               -               -            -
                                            ------------   ------------   -------------   -------------   ----------

Total earnings...........................   $    308,268   $    257,956   $     210,109   $     158,654   $  194,113
                                            ============   ============   =============   =============   ==========

Fixed charges

   Interest credited to contract holders.   $    202,599   $    174,687   $     140,648   $     104,896   $  105,121
   Capitalized bonus interest credited to
     contract holders....................         19,763         19,079           5,241               -            -
   Interest expense on debt..............          5,052            685           1,778           3,655        2,553
   Preferred stock dividends of
     subsidiaries not eliminated in
     consolidation.......................          2,425          4,850           4,850           4,850        4,850
   Tax gross up on preferred stock.......            730              -               -               -            -
   Estimate of interest within rent                1,546          1,605           1,656           1,710        1,531
     expense.............................   ------------   ------------   -------------   -------------   ----------
Total fixed charges......................   $    232,115   $    200,906   $     154,173   $     115,111   $  114,055
                                            ============   ============   =============   =============   ==========

Ratio of earnings to fixed charges.......           1.33           1.28            1.36            1.38         1.70
                                            ============   ============   =============   =============   ==========
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